EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2013	2012	2013	2012
Earnings (Loss):
Net loss	$(9,755)	$(103,125)	$(90,563)	$(194,550)
Amortization of capitalized interest	142	94	411	275
Capitalized interest	(520)	(1,424)	(842)	(3,204)
Fixed charges (below)	35,927	34,217	106,959	100,320
Earnings (loss) adjusted for fixed charges	$25,794	$(70,238)	$15,965	$(97,159)
Fixed charges:
Interest expense	$34,721	$32,043	$103,979	$94,953
Capitalized interest	520	1,424	842	3,204
Portion of rent expense representative of interest	686	750	2,138	2,163
Total fixed charges	$35,927	$34,217	$106,959	$100,320
Coverage deficiency	$10,133	$104,455	$90,994	$197,479